SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UPDATES FY21 GUIDANCE
NEW RANGE OF -€800M TO -€850M (PREV. -€850M TO -€950M)
STRONG LIQUIDITY WITH OVER €3.15BN CASH AT YEAR END

Ryanair Holdings plc today (7 April) briefed the market that it expects to report a pre-exceptional FY21 (yr. end 31 March 2021) net loss of between -€800m and -€850m (previously guided range of -€850m to -€950m).  The Ryanair Group's full-year traffic was 27.5m (down from 149m in FY20) due to Covid-19 govt. flight cancellations and travel restrictions.

Ryanair's balance sheet remains strong with a BBB credit rating (S&P and Fitch) and significant liquidity.  Year-end cash (31 March) was over €3.15bn, while more than 84% of the Group's owned fleet of 420 B737 aircraft are unencumbered.

Easter travel restrictions/lockdowns and a delayed traffic recovery into the peak S.21 season, due to the slow rollout in the EU of Covid-19 vaccines, means that FY22 traffic is likely to be towards the lower end of our previously guided range of 80m to 120m passengers.  While it is not possible (at this time) to provide meaningful FY22 profit guidance, we do not share the recent optimism of certain analysts as we believe that the outcome for FY22 is currently close to breakeven.

As this is a closed period, the Ryanair Group's next market update will be on 17 May when we release FY21 results.

ENDS

This announcement includes inside information.

For further information please contact:

Piaras Kelly                                         Peter Larkin
Edelman Ireland                                 Ryanair Head of Investor Relations
Tel: +353-1-5921330                          Tel: +353-1-9451212
ryanair@edelman.com                        ryanairIR@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 April, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary